

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

December 17, 2009

**<u>Via Facsimile (949) 475-4756 and US Mail</u>**

James J. Moloney
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166

**Re:     Kraft Foods, Inc.**
**Form S-4 filed on December 4, 2009**
**SEC File No. 33-163483**

**Schedule TO-T filed on December 4, 2009**
**Amendment No. 1 to Schedule TO-T filed Dec. 15, 2009**
**SEC File No. 5-55187**

Dear Mr. Moloney:

The Office of Mergers and Acquisitions in the Division of Corporation Finance has
conducted a limited review of the filings listed above for compliance with applicable
tender offer rules. The focus of our review is limited to the issues identified below.  All
defined terms have the same meaning as in your registration statement, unless otherwise
indicated.

General

1.  We note the statement on the cover page of the prospectus and elsewhere in the
    document indicating that "Cadbury security holders will only receive the relevant
    offer documents if they are permitted by law to receive them." Rule 14d-10(a)(1)
    requires the offer to be open to all shareholders of the subject class.  While we
    understand that you are conducting the offer through the use of different offer
    documents tailored to the disclosure requirements of the U.S. and the U.K., we do
    not believe that you may exclude certain Cadbury shareholders from participation
    in the offer. Supplementally explain the quoted language above, and whether it
    would prevent Cadbury shareholders in certain from participating in the offer.

2.   We note the disclosure throughout the offer materials that Kraft "may" include a
    subsequent offering period, and that it "may" provide a mix and match election
    during any subsequent offering period.  That disclosure is inconsistent with

Kraft's exemptive request letter dated December 8, 2009. Please revise the disclosure in the Form S-4, and advise how you will notify Cadbury shareholders of this change. Note that in the context of an initial offering period in which Kraft is providing a mix and match election, we believe that the fact that there will be a subsequent offering period and that the mix and match election will also be provided during that period is material information.

Questions and Answers about the Offer, page vi

3. See our last comment above. Where you discuss the subsequent offering period currently, and in revised disclosure in response to the last comment above, note that the offset pools in the initial and subsequent offering periods will be different. See for example, the subsection relating to the offer consideration during any subsequent offering period on page xi of the prospectus.

4. On page xiv, update the disclosure about the treatment of Cadbury share options.

The Offer, page 45

5. We note that you reserve the right (under certain conditions) to implement the acquisition of Cadbury though a scheme of arrangement. Briefly explain how such an acquisition method would differ form this offer.

Unaudited U.S. GAAP Pro Forma Financial Information, page 78

6. Please modify your disclosure in the second paragraph under this heading to clarify that if you obtain more current financial information pertaining to Cadbury Plc prior to the effective date of your registration statement you would be required to update the historical and pro forma financial statements in your registration statement to include such information prior to the effective date. Please include disclosure comparable to that provided in the second paragraph on page 78 along with all summary historical and pro forma information shown elsewhere in your filing. Please comply with Rule 437 of Regulation C, as it relates to the need for a consent from the auditor of the Cadbury Plc financial statements.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since Kraft Foods, Inc. is in possession of all facts relating to the disclosure in the Schedule TO and the Form S-4, it is responsible for the accuracy and adequacy of the disclosures made.

In responding to our comments above, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please revise your offer materials to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence with your revised offer materials. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

Please be aware that we will may have additional comments after reviewing your amended filings. If you would like to contact me, please do not hesitate to do so at (202) 551-3263.


Sincerely,


Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions